FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

31 March 2017 07:00 BST

TAGRISSO (OSIMERTINIB) RECEIVES US FDA FULL APPROVAL

 Conversion from accelerated to full approval confirms the potential of Tagrisso to become standard of care in the US

Approval based on Phase III AURA3 trial that demonstrated significant improvement in progression-free survival with Tagrisso as compared to chemotherapy

AstraZeneca today announced that the US Food and Drug Administration (FDA) has granted full approval for Tagrisso (osimertinib) 80mg once-daily tablets, for the treatment of patients with metastatic epidermal growth factor receptor (EGFR) T790M mutation-positive non-small cell lung cancer (NSCLC), as detected by an FDA-approved test, whose disease has progressed on or after an EGFR tyrosine kinase inhibitor (TKI) therapy. Tagrisso is the first and only approved medicine in the US indicated for NSCLC patients who have tested positive for the EGFR T790M mutation, and efficacy data suggest it may be a new standard of care for these patients.

Sean Bohen, Executive Vice President, Global Medicines Development and Chief Medical Officer at AstraZeneca, said: "By following the science, we aim to turn lung cancer into a chronic, manageable disease for patients and this milestone brings us one step closer to that ambition. The FDA's full approval reinforces the potential of Tagrisso to become the standard of care for patients with metastatic EGFR T790M mutation-positive non-small cell lung cancer whose disease has progressed on or after first-generation EGFR-TKI therapy."

The full approval in the US is based on data from the randomised, Phase III AURA3 trial, in which Tagrisso significantly improved progression-free survival (PFS) versus platinum-based doublet chemotherapy, providing 10.1 months of median PFS compared to 4.4 months from chemotherapy (hazard ratio 0.30; 70% risk reduction; 95% Confidence Interval [CI]: 0.23; 0.41; P<0.001). The results of this trial were recently presented at the 17th World Conference on Lung Cancer (WCLC) in Vienna, Austria, and published in The New England Journal of Medicine.

In AURA3 the most common (>20%) adverse reactions observed in Tagrisso-treated patients were diarrhea (41%), rash (34%), dry skin (23%), nail toxicity (22%), and fatigue (22%). Dose reductions occurred in 2.9% of patients treated with Tagrisso. The most frequent adverse reactions that led to dose reductions or interruptions were prolongation of the QT interval as assessed by ECG (1.8%), neutropenia (1.1%), and diarrhea (1.1%). Serious adverse reactions were reported in 18% of patients treated with Tagrisso and 26% of patients in the chemotherapy group. No single serious adverse reaction was reported in 2% or more patients treated with Tagrisso.

Tagrisso was granted Fast Track, Breakthrough Therapy and Priority Review designations by the US FDA, and received Accelerated Approval for this indication in 2015 based on tumour response rate and duration of response.

About Non-Small Cell Lung Cancer (NSCLC)
Lung cancer is the leading cause of cancer death among both men and women, accounting for about one-third of all cancer deaths and more than breast, prostate and colorectal cancers combined. Among patients with NSCLC, 20% to 40% have brain metastases at some time during the course of their disease. Patients who have the EGFRm form of NSCLC, which occurs in 10-15% of NSCLC patients in the US and Europe and 30-40% of NSCLC patients in Asia, are particularly sensitive to treatment with currently-available EGFR-TKIs, which block the cell signalling pathways that drive the growth of tumour cells. However, tumours almost always develop resistance to treatment, leading to disease progression. Approximately two-thirds of patients develop resistance to approved EGFR-TKIs such as gefitinib and erlotinib due to the secondary mutation, T790M.

About Tagrisso
Tagrisso (osimertinib) 40mg and 80mg once daily oral tablet has been approved in over 45 countries, including the US, EU, Japan and China, for patients with EGFR T790M mutation-positive advanced non-small cell lung cancer (NSCLC). Eligibility for treatment with Tagrisso is dependent on confirmation that the EGFR T790M mutation is present in the tumour.

Tagrisso is a third generation, irreversible EGFR tyrosine kinase inhibitor designed to inhibit both EGFR sensitising and EGFR T790M resistance mutations and to have activity in the central nervous system (CNS). Tagrisso is also being investigated in the adjuvant and metastatic first-line settings, including in patients with and without CNS metastases, in leptomeningeal metastases, and in combination with other treatments.

About AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in Oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020 and a broad pipeline of small molecules and biologics in development, we are committed to advance New Oncology as one of AstraZeneca's six Growth Platforms focused on lung, ovarian, breast and blood cancers. In addition to our core capabilities, we actively pursue innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by our investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.
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Adrian Kemp
Company Secretary, AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 31 March 2017	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary